Exhibit 99.2

Dated as of October 7, 2025

GILDAN ACTIVEWEAR INC.

as Corporation

THE GUARANTORS PARTY HERETO

as Guarantors

and

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as Trustee

FIRST SUPPLEMENTAL INDENTURE

to the

INDENTURE

Dated as of October 7, 2025

THIS FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”) dated as of October 7, 2025 among GILDAN ACTIVEWEAR INC., a corporation incorporated under the Canada Business Corporations Act and having its head office in the City of Montréal, in the Province of Quebec (the “Corporation”), the Guarantors party hereto (the “Guarantors”) and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, as trustee (the “Trustee”).

RECITALS OF THE Corporation

WHEREAS, the Corporation and the Trustee entered into an indenture, dated as of October 7, 2025 (the “Original Indenture”). Section 8.01(9) of the Original Indenture provides that the Corporation and the Trustee may, without the consent of any Holder, enter into a supplemental indenture to provide for the issuance of additional series of Securities in accordance with the Original Indenture.

WHEREAS, pursuant to Sections 2.01 and 3.01 of the Original Indenture, the Corporation desires to provide for the establishment of two series of Securities under the Original Indenture, and the form and terms thereof, as hereinafter set forth.

WHEREAS, the Corporation has requested that the Trustee execute and deliver this First Supplemental Indenture. The Corporation has delivered to the Trustee an Opinion of Counsel and an Officers’ Certificate pursuant to Sections 1.02 and 8.03 of the Original Indenture to the effect, among other things, that all conditions precedent provided for in the Original Indenture to the Trustee’s execution and delivery of this First Supplemental Indenture have been complied with. All acts and things necessary have been done and performed to make this First Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects.

WHEREAS the proper officers of the Corporation have duly authorized the creation and issuance of two series of Securities to be designated as (i) 4.700% Senior Notes due 2030 (the “2030 Notes”), to be initially limited (subject to the exceptions described herein and in the Original Indenture) to the aggregate principal amount of U.S.$600,000,000 and (ii) 5.400% Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”), to be initially limited (subject to the exceptions described herein and in the Original Indenture) to the aggregate principal amount of U.S.$600,000,000; the further terms and conditions thereof being hereinafter set forth, all in accordance with a resolution of the directors of the Corporation;

WHEREAS, the Guarantors desire to fully and unconditionally guarantee the Notes and the applicable obligations of the Corporation under the Original Indenture, and to provide therefor, the Corporation has duly authorized the execution and delivery of this First Supplemental Indenture;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH: For and in consideration of the premises and the purchase of the Notes by the holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all holders of the Notes, as follows:

1.	INTERPRETATIONS AND AMENDMENTS

1.1	First Supplemental Indenture

As used herein “First Supplemental Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this First Supplemental Indenture and not to any particular Article, Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and further include the terms of the Notes set forth in the form of Notes annexed hereto as Exhibit A.

1.2	Definitions in First Supplemental Indenture

All terms contained in this First Supplemental Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, unless the context otherwise specifies or requires; provided, however, that notwithstanding the foregoing, the terms “Corporation” and “Trustee” shall have the respective meanings given to them in the Original Indenture.

1.3	Interpretation not Affected by Headings

The division of this First Supplemental Indenture into Articles and Sections, the provision of the table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this First Supplemental Indenture.

2.	NOTES

2.1	Form and Terms of Notes

There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this First Supplemental Indenture (i) a series of Securities which shall consist of an aggregate principal amount of U.S.$600,000,000 2030 Notes and (ii) a series of Securities which shall consist of an aggregate principal amount of U.S.$600,000,000 2035 Notes; provided, however, that if the Corporation shall, at any time after the date hereof, increase the principal amount of the 2030 Notes or 2035 Notes, which may be issued and issue such increased principal amount (or any portion thereof), then any such additional 2030 Notes or 2035 Notes so issued shall have the same form and terms (other than the date of issuance and the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the 2030 Notes or 2035 Notes theretofore issued, as the case may be; and provided, further, that, notwithstanding the foregoing, the Corporation shall not be entitled to increase the principal amount of 2030 Notes or 2035 Notes which may be issued or issue any such increased principal amount if the Corporation has effected satisfaction and discharge of the Original Indenture pursuant to Section 4.01 of the Original Indenture or defeasance or covenant defeasance pursuant to Article 12 of the Original Indenture.

The 2030 Notes will mature, and the principal of the 2030 Notes and accrued and unpaid interest thereon will be due and payable, on October 7, 2030, or such earlier date as the principal of any of the 2030 Notes may become due and payable in accordance with the provisions of the Original Indenture and this First Supplemental Indenture.

The 2035 Notes will mature, and the principal of the 2035 Notes and accrued and unpaid interest thereon will be due and payable, on October 7, 2035, or such earlier date as the principal of any of the 2035 Notes may become due and payable in accordance with the provisions of the Original Indenture and this First Supplemental Indenture.

The 2030 Notes and 2035 Notes shall each bear interest on the principal amount thereof from October 7, 2025 or from the last date to which interest shall have been paid or duly made available for payment on the 2030 Notes or 2035 Notes, whichever is later, at the rate of (i) 4.700% per annum for the 2030 Notes; and (ii) 5.400% per annum for the 2035 Notes, payable semi-annually in arrears on April 7 and October 7 (each, an “Interest Payment Date”) in each year, commencing April 7, 2026 until the principal of and premium, if any, on the applicable series of Notes is paid or duly made available for payment; and should the Corporation at any time default in the payment of any principal of, or premium, if any, or interest on the 2030 Notes or 2035 Notes, as applicable, when due, the Corporation shall pay interest (such interest to be payable on demand), to the extent permitted by law, on the amount in default at the same rate applicable to the series of Notes on which the Corporation defaulted. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months. The interest payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Original Indenture, be paid to the Persons in whose names the Notes (or one or more predecessor Notes) are registered at the close of business on March 23 or September 22, as the case may be, next preceding the applicable Interest Payment Date (the “Regular Record Dates”), regardless of whether any such Regular Record Date is a Business Day. Any such interest on the 2030 Notes or 2035 Notes not so punctually paid or duly provided for on any Interest Payment Date shall be payable as provided in the form of 2030 Note and form of 2035 Note annexed hereto as Exhibit A.

The Notes constitute unsecured obligations of the Corporation and rank pari passu with all of its other unsecured and unsubordinated debt from time to time outstanding and pari passu with other notes issued pursuant to the Original Indenture.

All payments of principal of and premium, if any, and interest on the Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The principal of and premium, if any, and interest on the Notes shall be payable, and the Notes may be surrendered for exchange, registration, transfer or discharge from registration, at the Corporate Trust Office of the Trustee in St. Paul, Minnesota, and in such other Corporate Trust Office identified in the Original Indenture maintained for such purposes. The Trustee is hereby appointed as the initial Paying Agent, registrar and transfer agent for the Notes.

In addition, interest may be paid at the option of the Corporation by wire transfer to the person entitled thereto as shown on and pursuant to the wire instructions for such person as provided for in the Security Register.

The Notes of each series shall be issued only as fully registered Notes, without coupons, in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereafter.

The 2030 Notes and 2035 Notes and the certificate of authentication of the Trustee endorsed thereon shall be in the form annexed hereto as Exhibit A with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning the Note to be conclusively evidenced by its certification of the Note.

The Security Register referred to in Section 3.05 of the Original Indenture shall, with respect to the Notes, be kept at the office or agency that the Corporation may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the Trustee), and at such other place or places as the Corporation with the approval of the Trustee may hereafter designate.

The Notes shall be subject to redemption at the option of the Corporation as provided in Article 3 (Optional Redemption of Notes) of this First Supplemental Indenture and Article 10 of the Original Indenture and the Notes shall be subject to repurchase by the Corporation as provided in Article 4 (Change of Control) of this First Supplemental Indenture. The Notes shall be subject to a Special Mandatory Redemption (as defined herein) as provided in Article 3 of this First Supplemental Indenture. The Corporation shall not otherwise be required to redeem, purchase or repay Notes pursuant to any mandatory redemption, sinking fund or analogous provision or at the option of the holders thereof. The Notes will not be convertible into or exchangeable for securities of any Person.

The Corporation shall be required to pay Additional Amounts as contemplated in Section 9.07 of the Original Indenture.

Other terms and provisions relating to the Notes are set forth in the Appendix, which is hereby incorporated in and expressly made a part of this First Supplemental Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Corporation or any Guarantor is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Corporation). Each Note shall be dated the date of its authentication.

Neither the Trustee nor the Paying Agent shall have any obligation to calculate or verify the calculation of the interest rate. The Corporation’s actions and determinations in determining the interest rate shall be conclusive and binding for all purposes, absent manifest error.

2.2	Issuance of Notes

Each of the 2030 Notes in the aggregate principal amount of U.S.$600,000,000 and the 2035 Notes in the aggregate principal amount of U.S.$600,000,000 shall be executed on behalf of the Corporation by any two of the following Officers: President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, Chief Legal & Administrative Officer, the Vice President, Treasury, the Vice President, Global Tax, the Vice President Corporate Development, or and any individuals having similar functions and delivered by the Corporation to the Trustee on the date of issue for authentication and delivery pursuant to and in accordance with the provisions of Section 3.02 of the Original Indenture and, upon the requirements of such provisions being complied with, such Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Corporation Order of the Corporation without any further act or formality on the part of the Corporation. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so certified and delivered or the proceeds thereof.

3.	REDEMPTION OF NOTES

3.1	Special Mandatory Redemption of 2030 Notes and 2035 Notes

In the event that (i) the Hanesbrands Acquisition is not consummated on or prior to the later of (x) May 20, 2026 and (y) the date that is five Business Days after any later date to which the parties to the Merger Agreement may agree to extend the “End Date” in the Merger Agreement (such later date, the “Special Mandatory Redemption End Date”), (ii) the Merger Agreement is terminated and the Hanesbrands Acquisition has not been consummated or (iii) the Corporation notifies the Trustee in writing that it has determined that the Hanesbrands Acquisition will not be consummated prior to the Special Mandatory Redemption End Date or at all (any of the events described in clauses (i), (ii) or (iii), a “Special Mandatory Redemption Event”), the Corporation will redeem all outstanding 2030 Notes and 2035 Notes (the “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the applicable series of Notes, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (as defined herein) (the “Special Mandatory Redemption Price”).

If a Special Mandatory Redemption Event has occurred, the Corporation shall deliver notice of the occurrence of the Special Mandatory Redemption Event and that a Special Mandatory Redemption is to occur (the “Special Mandatory Redemption Notice”) to the Trustee and mail by first class mail to each holder of the 2030 Notes and 2035 Notes at its registered address, or with respect to the Global Securities (as defined herein), to the extent permitted or required by applicable procedures of the Depositary, send electronically, within five Business Days after the Special Mandatory Redemption Event. Upon the written request of the Corporation accompanied by an Officer’s Certificate along with the form of Special Mandatory Redemption Notice, the Trustee shall give the Special Mandatory Redemption Notice in the Corporation’s name and at the Corporation’s expense. Such written request shall be provided to the Trustee no later than three Business Days (or such shorter period as may be acceptable to the Trustee) prior to when the Special Mandatory Redemption Notice is to be delivered to the holders of the 2030 Notes and 2035 Notes.

On such date specified in the Special Mandatory Redemption Notice as shall be no earlier than three Business Days and no later than 30 days (or such other minimum period as may be required by the Depositary) after mailing or sending the Special Mandatory Redemption Notice, the Special Mandatory Redemption shall occur (the date of such redemption, the “Special Mandatory Redemption Date”).

Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on Interest Payment Dates falling on or prior to the Special Mandatory Redemption Date shall be payable on such Interest Payment Dates to the registered Holders as of the close of business on the relevant record dates in accordance with the Securities and the Original Indenture. If funds sufficient to pay the Special Mandatory Redemption Price of the Notes to be redeemed on the Special Mandatory Redemption Date are deposited with the Trustee or the Paying Agent on or before 11:00 a.m., New York City time, on such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, the Notes shall cease to bear interest.

Upon the occurrence of the consummation of the Hanesbrands Acquisition, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply.

3.2	Optional Redemption of Notes

(a)	2030 Notes

Prior to September 7, 2030 (the date that is one month prior to the maturity date of the 2030 Notes) (the “2030 Par Call Date”), the Corporation may redeem the 2030 Notes, in whole or in part, at the option of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 10 of the Original Indenture), at any time or from time to time, at a Redemption Price equal to the greater of:

(i)	100% of the principal amount of the 2030 Notes to be redeemed; and

(ii)	the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2030 Notes matured on September 7, 2030 (the date that is one month prior to the maturity date of the 2030 Notes), (exclusive of any portion of the payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date; provided that installments of interest on 2030 Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered holders of such 2030 Notes (or one or more predecessor 2030 Notes), registered as such as of the close of business on the relevant Regular Record Dates.

On or after the 2030 Par Call Date, the 2030 Notes will be redeemable, in whole or in part, at the option of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 10 of the Original Indenture), at any time or from time to time, at a Redemption Price equal to 100% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

(b)	2035 Notes

Prior to July 7, 2035 (the date that is three months prior to the maturity date of the 2035 Notes) (the “2035 Par Call Date” and together with the 2030 Par Call Date, the “Par Call Dates” and each a “Par Call Date”), the Corporation may redeem the 2035 Notes, in whole or in part, at the option of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 10 of the Original Indenture), at any time or from time to time, at a Redemption Price equal to the greater of:

(i)	100% of the principal amount of the 2035 Notes to be redeemed; and

(ii)	the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2035 Notes matured on July 7, 2035 (the date that is three months prior to the maturity date of the 2035 Notes), (exclusive of any portion of the payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date; provided that installments of interest on 2035 Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered holders of such 2035 Notes (or one or more predecessor 2035 Notes), registered as such as of the close of business on the relevant Regular Record Dates.

On or after the 2035 Par Call Date, the 2035 Notes will be redeemable, in whole or in part, at the option of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 10 of the Original Indenture), at any time or from time to time, at a Redemption Price equal to 100% of the principal amount of the 2035 Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

The Corporation will provide written notice to the Trustee prior to the Redemption Date of the calculation of the Redemption Price. Neither the Trustee nor the Paying Agent shall have any obligation to calculate or verify the calculation of the Redemption Price. The Corporation’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

Holders of Securities to be redeemed pursuant to Section 10.04 and Section 10.08 of the Original Indenture will receive notice of redemption as set forth in Section 10.04 and Section 10.08 of the Original Indenture respectively.

3.3	Certain Additional Definitions

For the purposes of this First Supplemental Indenture, the following expressions shall have the following meanings:

“Hanesbrands Acquisition” means the direct or indirect acquisition by the Corporation of Hanesbrands Inc., a Maryland corporation, as contemplated by the Merger Agreement.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of August 13, 2025, by and among the Corporation, Galaxy Merger Sub 1, Inc., Galaxy Merger Sub 2, Inc., Hanesbrands Inc., Helios Holdco, Inc., and Helios Merger Sub, Inc., as it may be amended from time to time in accordance with its terms.

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Corporation in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Corporation after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date (or in the case of defeasance or satisfaction and discharge, two Business Days prior to the deposit with the Trustee or Paying Agent) based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)-H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities-Treasury constant maturities-Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Corporation shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third Business Day preceding the Redemption Date (or in the case of defeasance or satisfaction and discharge, the second Business Day prior to the deposit with the Trustee or paying agent) H.15 TCM or any successor designation or publication is no longer published, the Corporation shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such Redemption Date (or in the case of defeasance or satisfaction and discharge, the date of the deposit with the Trustee or Paying Agent) of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date, as applicable. If there is no United States Treasury security maturing on the applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding the applicable Par Call Date and one with a maturity date following the applicable Par Call Date, the Corporation shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Corporation shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

4.	CHANGE OF CONTROL

4.1	Change of Control

(a)	Upon the occurrence of a Change of Control Triggering Event in respect of the Notes, unless all the Notes have been called for redemption pursuant to this Section 4.1, each Holder of Notes shall have the right to require the Corporation to repurchase all or any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof) of such Holder’s Notes at an offer price in cash equal to the Change of Control Payment.

(b)	Within 30 days following any Change of Control Triggering Event, the Corporation shall send a notice to each Holder of Notes of the applicable series describing the transaction or transactions that constitute the Change of Control Triggering Event and specifying:

(i)	that the Change of Control Offer is being made pursuant to this Section 4.1 and that all Notes tendered will be accepted for payment;

(ii)	the Change of Control Payment and the purchase date, which shall be a Business Day no earlier than 10 days and, unless such Change of Control Offer is being made in advance of a Change of Control Triggering Event as contemplated below, no later than 60 days from the date such notice is given (the “Change of Control Payment Date”);

(iii)	the CUSIP number for the Notes;

(iv)	that any Note not tendered will continue to accrue interest;

(v)	that, unless the Corporation defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(vi)	that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(vii)	that Holders will be entitled to withdraw their election referred to in clause (vi) if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, an electronic communication or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing its election to have the Notes purchased;

(viii)	that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion will be equal to U.S.$2,000 in principal amount or an integral multiple of U.S.$1,000 in excess thereof; and

(ix)	if such notice is mailed prior to the date of the occurrence of the Change of Control Triggering Event, that the Change of Control Offer is conditional on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

(c)	The Corporation shall cause the Change of Control Offer to remain open for at least 20 Business Days or such longer period as is required by applicable law. The Corporation shall comply with the requirements of Rule 14e−1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes of the applicable series as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Section 4.1, the Corporation will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.1 by virtue of such conflict.

(d)	On the Change of Control Payment Date, the Corporation will, to the extent lawful:

(i)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Corporation.

(e)	The Paying Agent will promptly deliver to each Holder of Notes of the applicable series properly tendered the Change of Control Payment for such series of Notes, and upon receipt of a Corporation Order, the Trustee will promptly authenticate and send (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof. The Corporation will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(f)	The Corporation shall not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.1 applicable to a Change of Control Offer made by the Corporation and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption for all outstanding Notes has been given pursuant to Sections 3.1 and 3.2 hereof, as applicable, unless and until there is a default in payment of the applicable Redemption Price.

(g)	The Corporation may make a Change of Control Offer in advance of, but conditioned on, the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(h)	The Corporation shall be solely responsible for monitoring the occurrence of a Change of Control Triggering Event.

Notwithstanding the foregoing, in connection with any Change of Control Offer, if Holders of not less than 90% in aggregate principal amount of the then outstanding Notes of any series validly tender and do not validly withdraw such Notes in such offer and the Corporation, or any third party making such offer in lieu of the Corporation, purchase all of the Notes validly tendered and not validly withdrawn by such Holders, the Corporation or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase date, to redeem all Notes of such series that remain outstanding following such purchase, at a price equal to the price offered to each other Holder in such offer plus, to the extent not included in the offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable Redemption Date.

4.2	Certain Additional Definitions

For the purposes of this First Supplemental Indenture, the following expressions shall have the following meanings:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its Subsidiaries taken as a whole to any “person” or “group” (as such term is used in Section 13(d) of the Exchange Act) other than the Corporation any of the Corporation’s Subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that any “person” or “group” (as such term is used in Section 13(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, Voting Shares representing more than 50% of the voting power of the total outstanding Voting Shares; or (3) the adoption by the shareholders of the Corporation of a Plan of Liquidation. For purposes of this definition, a person will not be deemed to be a beneficial owner of securities subject to a share purchase agreement, amalgamation agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) the Corporation becomes a direct or indirect wholly owned Subsidiary of a Person and (ii)(A) the direct or indirect holders of the Voting Shares of such Person immediately following that transaction are substantially the same as the holders of the Corporation’s Voting Shares immediately prior to that transaction, or (B) immediately following that transaction, the holders of the Corporation’s Voting Shares immediately prior to that transaction (or another holding company satisfying the requirements of this sentence) are the beneficial owners of (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), or control, directly or indirectly, Voting Shares representing 50% or more of the voting power of the total outstanding Voting Shares of such holding company.

“Change of Control Offer” means an offer to repurchase Notes pursuant to Section 4.1 hereof.

“Change of Control Payment” means, with respect to Notes tendered for repurchase pursuant to a Change of Control Offer, an amount equal to 101% of the aggregate principal amount of such Notes plus the accrued and unpaid interest on such Notes, if any, to the date of repurchase.

“Change of Control Triggering Event” means, with respect to any series of Notes, the occurrence of both a Change of Control and a Ratings Event with respect to such series of Notes.

“Designated Rating Organization” means a “designated rating organization” within the meaning of National Instrument – 25-101 Designated Rating Organizations.

“Fitch” means Fitch Ratings, Inc. and any successor to its rating agency business.

“Investment Grade Rating” means a rating equal to, or higher than, BBB (low) by Morningstar DBRS (or the equivalent of any successor rating category of Morningstar DBRS), Baa3 by Moody’s (or the equivalent of any successor rating category of Moody’s), BBB- by S&P (or the equivalent of any successor rating category of S&P), or BBB- by Fitch (or the equivalent of any successor rating category of Fitch) or, if none of these rating agencies rates the notes, the corresponding credit rating from any other Designated Rating Organization.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Morningstar DBRS” means DBRS Limited (DBRS Morningstar) and any successor to its rating agency business.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Ratings Event” means, in respect of any series of Notes, the occurrence of a decrease in the rating of the Notes to below an Investment Grade Rating by either (a) (i) two out of three of the Designated Rating Organizations, if there are three Designated Rating Organizations then rating the Notes, or (ii) three Designated Rating Organizations, if there are four or more Designated Rating Organizations then rating the Notes, or (b) each Designated Rating Organization, if there are less than three Designated Rating Organizations then rating the Notes (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade as a result of the Change of Control by such number of Designated Rating Organization(s) which, together with each Designated Rating Organization which has already lowered its rating, would aggregate in number the Required Threshold) after the earlier of (i) the occurrence of a Change of Control and (ii) public announcement of the Corporation’s intention or agreement to effect a Change of Control; provided that a Ratings Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect to a particular Change of Control (and thus shall not be deemed a Ratings Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Designated Rating Organization or Designated Rating Organizations making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee and the Corporation in writing at its or the Corporation’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Ratings Event).

“S&P” means S&P Global Ratings, a division of S&P Global Inc. and any successor to its rating agency business.

“Voting Shares” with respect to any Person means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of shares or other relevant Equity Interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

5.	GUARANTEE

5.1	Agreement to Guarantee

Each Guarantor hereby fully and unconditionally guarantees on a senior unsecured basis to each Holder of Notes, jointly and severally, the due and punctual payment of the principal of, premium, if any, and interest on the Notes and the due and punctual payment of any Additional Amounts that may be payable with respect to such Notes, when and as the same shall become due and payable, whether on the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms hereof and of the Original Indenture, as supplemented by the supplemental indentures heretofore executed by the Corporation and the Trustee including this First Supplemental Indenture. In case of the failure of the Corporation punctually to make any such payment of principal, premium, if any, or interest, that may be payable with respect to the Notes or any Additional Amounts that may be payable with respect to the Notes, each Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Corporation.

To the extent that any Guarantor shall be required to pay any amounts on account of the Notes pursuant to a Guarantee in excess of an amount calculated as the product of (i) the aggregate amount payable by the Guarantors on account of the Notes pursuant to their respective Guarantees times (ii) the proportion (expressed as a fraction) that such Guarantor’s net worth (defined as, with respect to any Guarantor, the amount by which the fair value of the property of such Guarantor exceeds the total amount of its liabilities, including, without limitation, contingent liabilities (but only to the extent and for the amount that such contingent liabilities are likely to result in actual liabilities) determined in accordance with GAAP) at the date enforcement of the Guarantees is sought bears to the aggregate net worth of all Guarantors at such date, then such Guarantor shall be reimbursed by the other Guarantors for the amount of such excess, pro rata, based upon the respective net worth of such other Guarantors at the date enforcement of the Guarantees is sought. This paragraph is intended only to define the relative rights of Guarantors as among themselves, and nothing set forth in this paragraph is intended to or shall impair the joint and several obligations of the Guarantors under their respective Guarantees.

Each Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of the Notes, the Original Indenture or this First Supplemental Indenture, any failure to enforce the provisions of the Notes, the Original Indenture or this First Supplemental Indenture, or any waiver, modification or indulgence granted to the Corporation with respect thereto or hereto, by the Holder of the Notes or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of such Guarantor, increase the principal amount of the Notes, or increase the interest rate thereon, or increase any premium payable upon redemption thereof, or alter the Stated Maturity thereof. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Corporation, any right to require a proceeding first against the Corporation, protest or notice with respect to the Notes or the indebtedness evidenced thereby or with respect to any Additional Amounts that may be payable with respect to the Notes and all demands whatsoever, and covenants that its obligations under this Section 5.1 will not be discharged except by payment in full of the principal of, premium, if any, and interest on and any Additional Amounts that may be payable with respect to the Notes.

Each Guarantor shall be subrogated to all rights of each Holder of the Notes, the Trustee and any Paying Agent against the Corporation in respect of any amounts paid to such Holder by such Guarantor pursuant to the provisions of this Section 5.1; provided, however, that such Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, premium, if any, and interest on all Notes of the same series issued under the Original Indenture, as supplemented by the supplemental indentures heretofore executed by the Corporation and the Trustee including this First Supplemental Indenture and Additional Amounts with respect to such Notes shall have been paid in full.

Any term or provision of the Original Indenture, as supplemented by the supplemental indentures heretofore executed by the Corporation and the Trustee, and this First Supplemental Indenture to the contrary notwithstanding, the maximum aggregate amount of the Notes guaranteed hereunder by each Guarantor shall not exceed the maximum amount that can be hereby guaranteed by such Guarantor without rendering its Guarantee, as it relates to the Guarantor, voidable under applicable law relating to fraudulent conveyance, fraudulent transfer, corporate benefit, financial assistance or similar laws affecting the rights of creditors generally.

By executing this First Supplemental Indenture, each Guarantor, jointly and severally, acknowledges and agrees that the obligations to compensate, reimburse, and indemnify the Trustee under the Original Indenture, including, without limitation, Section 6.03 of the Original Indenture, shall apply to such Guarantor and that such Guarantor and the Corporation, jointly and severally, are obligated to compensate, reimburse, and indemnify the Trustee in accordance with the terms of the Original Indenture, including, without limitation, Section 6.03 of the Original Indenture.

5.2	Additional Amounts

The obligations of the Corporation pursuant to Section 9.07 of the Original Indenture shall apply, mutatis mutandis, to each Guarantor.

5.3	Execution and Delivery

To evidence its Guarantee set forth in Section 5.1 hereof, the Guarantor hereby agrees that this First Supplemental Indenture shall be executed on behalf of the Guarantor by one or more authorized officers or persons holding an equivalent title.

The Guarantor hereby agrees that its Guarantee set forth in Section 5.1 hereof shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

5.4	Release of Guarantee

A Guarantor will be automatically and unconditionally released and relieved of its obligations under its Guarantee in respect of the Notes, and such Guarantee will be terminated, upon receipt by the Trustee of a Corporation Order (without the consent of the Trustee) requesting such release, (i) upon satisfaction and discharge of the Original Indenture, (ii) upon defeasance or covenant defeasance with respect to the Notes, in each case, under the terms of the Original Indenture, (iii) from and including the Credit Agreements Termination Date and (iv) prior to the Credit Agreements Termination Date, if that Guarantor ceases to guarantee any Indebtedness under the Credit Agreements, except if the release or discharge thereof results from a demand for payment under such Guarantee. At the request and expense of the Corporation, the Trustee shall execute and deliver an appropriate instrument evidencing such release.

In accordance with and to give effect to the other provisions of this Section 5, it is hereby acknowledged and agreed by the Trustee, and each holder of any Note by its acceptance thereof shall be deemed to have agreed, that as and when and to the extent the form of guarantee provided and delivered by the Guarantors under the Credit Agreements is amended, modified, restated, amended and restated or replaced, then the Guarantee of the Notes shall be contemporaneously and accordingly amended, modified, restated, amended and restated or replaced with a new form of guarantee of the Notes hereunder that is substantially similar (with such adjustments as are necessary for a guarantee of Notes) as the new form of guarantee provided and delivered by the Guarantors under the Credit Agreement, without any action or consent required on the part of either the Trustee or the Noteholders.

5.5	Limitation of Liability

Any term or provision of the Original Indenture to the contrary notwithstanding, the maximum aggregate amount of the obligations guaranteed thereunder by each Guarantor shall not exceed the maximum amount that can be hereby guaranteed without rendering the Original Indenture, as it relates to such Guarantor, voidable under applicable U.S. federal or state law relating to fraudulent conveyance or fraudulent transfer.

Notwithstanding Section 5.1, if the guarantees of any Guarantor provided under the Credit Agreements are limited to a maximum amount in accordance with the terms of the Credit Agreements or such guarantee, the Guarantee of such Guarantor provided pursuant to this Indenture shall be limited to the same maximum amount.

5.6	Additional Guarantors

The Corporation covenants and agrees that, within 30 days after the accession of a Subsidiary of the Corporation having been finalized as a guarantor in respect of obligations under the then-existing Credit Agreements, it shall cause such Subsidiary to execute and deliver to the Trustee a supplemental indenture, with all amendments and variations thereto as may be necessary or advisable under applicable law, as determined by the Corporation, pursuant to which such Subsidiary shall Guarantee, on a senior basis, all of the obligations of the Corporation under the Notes in accordance with the Original Indenture with the same effect and to the same extent as if such Subsidiary had been named therein as a Guarantor.

5.7	Certain Additional Definitions

For the purposes of this First Supplemental Indenture, the following expression shall have the following meaning:

“Credit Agreements Termination Date” means the first date on which there is no Credit Agreement in full force and effect.

6.	GENERAL

6.1	Effectiveness

This First Supplemental Indenture will become effective upon its execution and delivery.

6.2	Effect of Recitals

The recitals contained herein and in the Notes, except the Trustee’s certificates of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of the Notes or the proceeds thereof. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture or of the Notes except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture, authenticate the Notes and perform its obligations under the Original Indenture and hereunder, and that the statements made by it or to be made by it in a Statement of Eligibility and Qualification on Form T-1 supplied to the Corporation are true and accurate.

6.3	Ratification of Original Indenture

The Original Indenture as supplemented by this First Supplemental Indenture is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Original Indenture in the manner and to the extent herein and therein provided.

6.4	Limitation on Liability

The Trustee shall act at the direction of the requisite Holders without liability. In acting hereunder, all of the rights, privileges, protections, indemnities, immunities and benefits afforded to the Trustee under the Original Indenture are deemed to be incorporated herein and shall be enforceable by the Trustee hereunder as if set forth herein in full.

6.5	Jurisdiction; Agent for Process

Each of the parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any U.S. federal court located in the Borough of Manhattan in the State of New York in connection with any action, suit or other proceeding arising out of or relating to this First Supplemental Indenture or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue.

By its execution and delivery of this First Supplemental Indenture, the Guarantors and the Corporation irrevocably designate and appoint Gildan Activewear USA Inc., a Delaware corporation, as each Guarantor’s and the Corporation’s authorized agent (the “Authorized Agent”) upon whom process may be served in any action, suit or proceeding arising out of or relating to this First Supplemental Indenture, the Notes and the Guarantees but for that purpose only, and agree that service of process upon said Gildan Activewear USA Inc., and written notice of such service to the Guarantors or the Corporation in the manner provided in Section 1.06 of the Original Indenture, shall be deemed in every respect effective service of process upon the Guarantors or the Corporation, respectively, in any such action, suit or proceeding in any federal or state court in the Borough of Manhattan, The City of New York.

Notwithstanding the foregoing, the Guarantors and the Corporation reserve the right to appoint another Person located or with an office in the Borough of Manhattan, The City of New York, selected in the discretion of the Corporation or the Guarantors, as applicable, as a successor Authorized Agent, and upon acceptance of such consent to service of process by such a successor the designation of the prior Authorized Agent shall terminate. The Guarantors or the Corporation, as applicable, shall give written notice to the Trustee and all Holders of the designation by them of a successor Authorized Agent. If for any reason an Authorized Agent ceases to be able to act as an Authorized Agent or to have an address in the Borough of Manhattan, The City of New York, the Guarantors or the Corporation, as applicable, will designate a successor Authorized Agent in accordance with the preceding sentence. The Guarantors or the Corporation, as applicable, further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue the designation and appointment of said Gildan Activewear USA Inc., or of any successor Authorized Agent of the Guarantor or the Corporation, as applicable, in full force and effect so long as any of the Notes or Guarantees shall be outstanding.

6.6	Governing Law

This First Supplemental Indenture (including the Guarantee provided herein), the Original Indenture as supplemented hereby and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

6.7	Severability

In case any provision in this First Supplemental Indenture (including the Guarantee provided herein), the Original Indenture as supplemented hereby or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.8	Acceptance of Trust

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein before set forth in trust for the various Persons who shall from time to time be Holders subject to all the terms and conditions herein set forth.

6.9	Counterparts and Formal Date

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first above written. This First Supplemental Indenture, the Original Indenture as supplemented hereby and the Notes shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial Code (the “UCC”) (collectively, “Signature Law”); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto and thereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. This First Supplemental Indenture, the Original Indenture as supplemented hereby and the Notes may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute one and the same instrument. For avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings. For the avoidance of doubt, all notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign or Adobe (or such other digital signature provider as specified in writing to Trustee by the authorized representative)), in English. The Corporation agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to the Trustee including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

IN WITNESS WHEREOF the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

GILDAN ACTIVEWEAR INC.

By	/s/ Luca Barile
	Name:	Luca Barile
	Title:	Executive Vice-President, Chief Financial Officer

[Signature Page to First Supplemental Indenture]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By	/s/ Gregory P. Guim
	Name:	Gregory P. Guim
	Title:	Vice President

[Signature Page to First Supplemental Indenture]

GILDAN ACTIVEWEAR SRL

By	/s/ Chuckie J. Ward
	Name:	Chuckie J. Ward
	Title:	Chief Operating Officer

GILDAN ACTIVEWEAR HOLDINGS, LLC

By	/s/ Chuckie J. Ward
	Name:	Chuckie J. Ward
	Title:	Chief Operating Officer

GILDAN ACTIVEWEAR DISTRIBUTION, INC.

By	/s/ Chuckie J. Ward
	Name:	Chuckie J. Ward
	Title:	Chief Operating Officer

GILDAN ACTIVEWEAR PROPERTIES (DOMINICAN REPUBLIC) INC.

By	/s/ Chuckie J. Ward
	Name:	Chuckie J. Ward
	Title:	Chief Operating Officer

GILDAN ACTIVEWEAR DOMINICAN REPUBLIC TEXTILE COMPANY INC.

By	/s/ Chuckie J. Ward
	Name:	Chuckie J. Ward
	Title:	Chief Operating Officer

[Signature Page to First Supplemental Indenture]

GILDAN YARNS, LLC

By	/s/ John Maness
	Name:	John Maness
	Title:	President

GILDAN YARN HOLDINGS INC.

By	/s/ John Maness
	Name:	John Maness
	Title:	President

[Signature Page to First Supplemental Indenture]

GILDAN ACTIVEWEAR MEXICO, S.A. DE C.V.

By	/s/ Marc-André Leblanc
	Name:	Marc-André Leblanc
	Title:	Director

[Signature Page to First Supplemental Indenture]

GILDAN ACTIVEWEAR HONDURAS TEXTILE COMPANY, S. DE R.L.

By	/s/ Maria Andrea Pirie Woodbridge
	Name:	Maria Andrea Pirie Woodbridge
	Title:	General Manager

GILDAN CHOLOMA TEXTILES, S. DE R.L.

By	/s/ Maria Andrea Pirie Woodbridge
	Name:	Maria Andrea Pirie Woodbridge
	Title:	General Manager

GILDAN HONDURAS HOSIERY FACTORY, S. DE R.L.

By	/s/ Maria Andrea Pirie Woodbridge
	Name:	Maria Andrea Pirie Woodbridge
	Title:	General Manager

GILDAN HOSIERY RIO NANCE, S. DE R.L.

By	/s/ Maria Andrea Pirie Woodbridge
	Name:	Maria Andrea Pirie Woodbridge
	Title:	General Manager

[Signature Page to First Supplemental Indenture]

GILDAN MAYAN TEXTILES, S. DE R.L.

By	/s/ Maria Andrea Pirie Woodbridge
	Name:	Maria Andrea Pirie Woodbridge
	Title:	General Manager

GILDAN HONDURAS PROPERTIES, S. DE R.L.

By	/s/ Maria Andrea Pirie Woodbridge
	Name:	Maria Andrea Pirie Woodbridge
	Title:	General Manager

GILDAN TEXTILES DE SULA, S. DE R.L.

By	/s/ Maria Andrea Pirie Woodbridge
	Name:	Maria Andrea Pirie Woodbridge
	Title:	General Manager

[Signature Page to First Supplemental Indenture]

GILDAN ACTIVEWEAR (CENTRAL AMERICA) INC.

By	/s/ Patrice Maisonneuve
	Name:	Patrice Maisonneuve
	Title:	Chief Financial Officer, Sales, Marketing and Distribution

[Signature Page to First Supplemental Indenture]

GILDAN USA LLC

By	/s/ Timothy Cross
	Name:	Timothy Cross
	Title:	Vice-President, Treasurer

GILDAN ACTIVEWEAR (EDEN) INC.

By	/s/ Timothy Cross
	Name:	Timothy Cross
	Title:	Vice-President, Treasurer

GILDAN CHARLESTON INC.

By	/s/ Timothy Cross
	Name:	Timothy Cross
	Title:	Vice-President, Treasurer

[Signature Page to First Supplemental Indenture]

GILDAN ACTIVEWEAR (UK) LIMITED

By	/s/ Jonathan Thomson
	Name:	Jonathan Thomson
	Title:	Secretary

[Signature Page to First Supplemental Indenture]

Appendix	Provisions Relating to Securities
Exhibit A	Form of Security

Appendix

Provisions Relating to the Notes

1.             Definitions

1.1           Definitions.

For the purposes of this Appendix the following terms shall have the meanings indicated below (and other capitalized terms shall have their respective meanings in the First Supplemental Indenture or the Original Indenture, as applicable):

“Agent Members” has the meaning specified in Section 2.1(c) of this Appendix.

“Definitive Security” means a certificated Security that does not include the Global Securities Legend.

“Distribution Compliance Period,” with respect to any Securities, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Securities are first offered to Persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S, notice of which day shall be promptly given by the Corporation to the Trustee, and (b) the Issue Date with respect to such Securities.

“Global Securities Legend” means the legend set forth under that caption in Exhibit A to this First Supplemental Indenture.

“Global Security” has the meaning specified in Section 2.1(b) of this Appendix.

“Initial Purchasers” means (i) with respect to the Securities issued on the Issue Date, the initial purchasers listed in the Purchase Agreement and (ii) with respect to each issuance of additional Securities, the Persons purchasing such additional Securities under the related purchase agreement.

“Permanent Regulation S Global Security” has the meaning specified in Section 2.1(b) of this Appendix.

“Purchase Agreement” means (a) the purchase agreement, dated September 23, 2025, among the Corporation, the Guarantors and Morgan Stanley & Co. LLC, CIBC World Markets Corp. and J.P. Morgan Securities LLC, as representative of the Initial Purchasers, and (b) any other similar underwriting agreement relating to additional Securities.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Global Security” has the meaning specified in Section 2.1(b) of this Appendix.

“Regulation S Securities” means all Securities offered and sold outside the United States in reliance on Regulation S.

Appendix-1

Appendix

“Restricted Securities Legend” means the legend set forth in Section 2.3(e)(i) herein.

“Rule 501” means Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Global Security” has the meaning specified in Section 2.1(b) of this Appendix.

“Rule 144A Securities” means all Securities offered and sold to QIBs in reliance on Rule 144A.

“Temporary Regulation S Global Security” has the meaning specified in Section 2.1(b) of this Appendix.

“Transfer Restricted Securities” means Definitive Securities and any other Securities that bear or are required to bear the Restricted Securities Legend.

2.             The Securities

2.1           Form.

(a)           The Securities issued on the date hereof shall be (i) offered and sold by the Corporation pursuant to a Purchase Agreement and (ii) resold, initially only to (1) persons reasonably believed to be QIBs in reliance on Rule 144A and (2) Persons other than U.S. Persons (as defined in Regulation S) in reliance on Regulation S. Such Securities may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S, subject to the restrictions on transfer set forth herein. Additional Securities offered after the date hereof may be offered and sold by the Corporation from time to time pursuant to one or more Purchase Agreements in accordance with applicable law.

(b)           Global Securities. Rule 144A Securities shall be issued initially in the form of one or more permanent global Securities in definitive, fully registered form (collectively, the “Rule 144A Global Security”) and Regulation S Securities shall be issued initially in the form of one or more temporary global securities in fully registered form (collectively, the “Temporary Regulation S Global Security” and, together with a permanent global security (the “Permanent Regulation S Global Security”), the “Regulation S Global Security”), in each case without interest coupons and bearing the Global Securities Legend and Restricted Securities Legend, which shall be deposited on behalf of the purchasers of the Securities represented thereby with the Securities Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Corporation and authenticated by the Trustee as provided in this First Supplemental Indenture.

Appendix-2

Appendix

Beneficial interests in a Temporary Regulation S Global Security may be exchanged for interests in a Rule 144A Global Security if (1) such exchange occurs in connection with a transfer of Securities in compliance with Rule 144A, and (2) the transferor of the beneficial interest in such Temporary Regulation S Global Security first delivers to the Trustee a written certificate (in the form set forth on the reverse side of the Security) to the effect that the beneficial interest in such Temporary Regulation S Global Security is being transferred (a) to a Person who the transferor reasonably believes to be a QIB, (b) to a Person who is purchasing for its own account or the account of a QIB in a transaction meeting the requirements of Rule 144A and (c) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in a Rule 144A Global Security may be transferred to a Person who takes delivery in the form of an interest in a Regulation S Global Security, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Trustee a written certificate (in the form set forth on the reverse side of the Security) to the effect that such transfer is being made in accordance with all applicable requirements and conditions of Rule 903 or 904 of Regulation S or Rule 144 (if applicable) under the Securities Act.

The Rule 144A Global Security, the Temporary Regulation S Global Security and the Permanent Regulation S Global Security are each referred to herein as a “Global Security” and are collectively referred to herein as “Global Securities.” The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee and on the schedules thereto as hereinafter provided.

(c)           Book-Entry Provisions. This Section 2.1(c) shall apply only to a Global Security deposited with or on behalf of the Depositary.

The Corporation shall execute and the Trustee shall, in accordance with this Section 2.1(c) and Section 2.2 and pursuant to an order of the Corporation signed by one officer of the Corporation, authenticate and deliver initially one or more Global Securities that (i) shall be registered in the name of the Depositary for such Global Security or Global Securities or the nominee of such Depositary and (ii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instructions or held by the Trustee as Securities Custodian.

Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this First Supplemental Indenture with respect to any Global Security held on their behalf by the Depositary or by the Trustee as Securities Custodian or under such Global Security, and the Depositary may be treated by the Corporation, the Trustee and any agent of the Corporation or the Trustee as the absolute owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Trustee or any agent of the Corporation or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of such Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Security.

(d)           Definitive Securities. Except as provided in Section 2.3 or 2.4, owners of beneficial interests in Global Securities shall not be entitled to receive physical delivery of certificated Securities.

Appendix-3

Appendix

2.2           Authentication. The Trustee shall authenticate and make available for delivery upon a Corporation Order of the Corporation signed by one Officer of the Corporation (a) Securities for original issue on the date hereof in an aggregate principal amount of $1,200,000,000 and (b) subject to the terms of this First Supplemental Indenture, additional Securities in an unlimited aggregate principal amount. Such order shall specify the amount of the Securities to be authenticated, the date on which the original issue of Securities is to be authenticated and, in the case of an issuance of additional Securities pursuant to Section 3.01 of the Original Indenture after the Issue Date, shall certify that such issuance is in compliance with this First Supplemental Indenture.

2.3           Transfer and Exchange.

(a)           Transfer and Exchange of Definitive Securities. When Definitive Securities are presented to the Security Registrar with a request:

(i)             to register the transfer of such Definitive Securities; or

(ii)            to exchange such Definitive Securities for an equal principal amount of Definitive Securities of other authorized denominations,

the Security Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Securities surrendered for transfer or exchange:

(1) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Corporation and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing

(2) in the case of Transfer Restricted Securities, are accompanied by the following additional information and documents, as applicable:

(A)            if such Definitive Securities are being delivered to the Security Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in the form set forth on the reverse side of the Security); or

(B)             if such Definitive Securities are being transferred to the Corporation, a certification to that effect (in the form set forth on the reverse side of the Security); or

(C)             if such Definitive Securities are being transferred pursuant to an exemption from registration in accordance with Rule 144 under the Securities Act or in reliance upon another exemption from the registration requirements of the Securities Act, (x) a certification to that effect (in the form set forth on the reverse side of the Security) and (y) if the Corporation so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 2.3(e)(i).

Appendix-4

Appendix

(b)           Restrictions on Transfer of a Definitive Security for a Beneficial Interest in a Global Security. A Definitive Security may not be exchanged for a beneficial interest in a Rule 144A Global Security or a Permanent Regulation S Global Security except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a Definitive Security, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Corporation and the Security Registrar, together with:

(i)            certification (in the form set forth on the reverse side of the Security) that such Definitive Security is either (A) being transferred to a person reasonably believed to be a QIB in accordance with Rule 144A or (B) being transferred after expiration of the Distribution Compliance Period by a Person who initially purchased such Security in reliance on Regulation S to a buyer who elects to hold its interest in such Security in the form of a beneficial interest in the Permanent Regulation S Global Security; and

(ii)            written instructions directing the Trustee to make, or to direct the Securities Custodian to make, an adjustment on its books and records with respect to such Rule 144A Global Security (in the case of a transfer pursuant to clause (b)(i)(A)) or Permanent Regulation S Global Security (in the case of a transfer pursuant to clause (b)(i)(B)) to reflect an increase in the aggregate principal amount of the Securities represented by the Rule 144A Global Security or Permanent Regulation S Global Security, as applicable, such instructions to contain information regarding the Depositary account to be credited with such increase, then the Trustee shall cancel such Definitive Security and cause, or direct the Securities Custodian to cause, in accordance with the standing instructions and procedures existing between the Depositary and the Securities Custodian, the aggregate principal amount of Securities represented by the Rule 144A Global Security or Permanent Regulation S Global Security, as applicable, to be increased by the aggregate principal amount of the Definitive Security to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Rule 144A Global Security or Permanent Regulation S Global Security, as applicable, equal to the principal amount of the Definitive Security so canceled. If no Rule 144A Global Securities or Permanent Regulation S Global Securities, as applicable, are then outstanding, and the applicable Global Security has not been previously exchanged for certificated securities pursuant to Section 2.4, the Corporation shall issue and the Trustee shall authenticate, upon written order of the Corporation in the form of an Officers’ Certificate, a new applicable Global Security in the appropriate principal amount.

(c)           Transfer and Exchange of Global Securities.

(i)            The transfer and exchange of Global Securities or beneficial interests therein shall be effected through the Depositary, in accordance with this First Supplemental Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depositary therefor. A transferor of a beneficial interest in a Global Security shall deliver a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of the Depositary to be credited with a beneficial interest in such Global Security or another Global Security and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Security and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Security being transferred.

Appendix-5

Appendix

(ii)            If the proposed transfer is a transfer of a beneficial interest in one Global Security to a beneficial interest in another Global Security, the Security Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Security to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Security Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Security from which such interest is being transferred.

(iii)          Notwithstanding any other provisions of this Appendix (other than the provisions set forth in Section 2.4), a Global Security may not be transferred as a whole except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(iv)          In the event that a Global Security is exchanged for Definitive Securities pursuant to Section 2.4, such Securities may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.3 (including the certification requirements set forth on the reverse side of the Security intended to ensure that such transfers comply with Rule 144A, Regulation S or such other applicable exemption from registration under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Corporation.

(d)           Restrictions on Transfer of Temporary Regulation S Global Securities. During the Distribution Compliance Period, beneficial ownership interests in Temporary Regulation S Global Securities may be sold, pledged or transferred only (i) to the Corporation, (ii) in an offshore transaction in accordance with Regulation S (other than a transaction resulting in an exchange for interest in a Permanent Regulation S Global Security) or (iii) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

(e)           Legend.

(i)            Except as permitted by the following paragraph (ii), each Security certificate evidencing the Rule 144A Global Securities, the Temporary Regulation S Global Securities and the Permanent Regulation S Global Securities (and all Securities issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

Appendix-6

Appendix

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A PROMULGATED UNDER THE SECURITIES ACT), (B) IT IS A NON-U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION WITHIN THE MEANING OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH THE LAWS APPLICABLE TO IT IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE, OR (C) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S] ONLY (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A PROMULGATED UNDER THE SECURITIES ACT) THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S AND IN ACCORDANCE WITH THE LAWS APPLICABLE TO IT IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE, (D) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF REGULATION D THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (E) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S, OR REGISTRAR’S, AS APPLICABLE, RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C), (D) OR (F) TO REQUIRE THE DELIVERY OF A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE OR REGISTRAR. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144.

Appendix-7

Appendix

CANADIAN RESALES LEGEND

UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.”

Each Temporary Regulation S Global Security shall, in addition to the foregoing, bear a legend in substantially the following form:

“BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT. THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

UNTIL 40 DAYS AFTER THE LATER OF COMMENCEMENT OR COMPLETION OF THE OFFERING, AN OFFER OR SALE OF SECURITIES WITHIN THE UNITED STATES BY A DEALER (AS DEFINED IN THE SECURITIES ACT) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IF SUCH OFFER OR SALE IS MADE OTHERWISE THAN IN ACCORDANCE WITH RULE 144A THEREUNDER.”

Appendix-8

Appendix

Each Definitive Security shall bear the following additional legend:

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE SECURITY REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

(ii)            Upon any sale or transfer of a Transfer Restricted Security (including any Transfer Restricted Security represented by a Global Security) pursuant to Rule 144 under the Securities Act, the Security Registrar shall permit the transferee thereof to exchange such Transfer Restricted Security for a certificated Security that does not bear the legend set forth above and rescind any restriction on the transfer of such Transfer Restricted Security, if the transferor thereof certifies in writing to the Security Registrar that such sale or transfer was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse side of the Security) and provides such legal opinion and other information as the Corporation has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

(f)            Cancelation or Adjustment of Global Security. At such time as all beneficial interests in a Global Security have either been exchanged for Definitive Securities, transferred, redeemed, repurchased or canceled, such Global Security shall be returned by the Depositary to the Trustee for cancelation or retained and canceled by the Trustee. At any time prior to such cancelation, if any beneficial interest in a Global Security is exchanged for Definitive Securities, transferred in exchange for an interest in another Global Security, redeemed, repurchased or canceled, the principal amount of Securities represented by such Global Security shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Securities Custodian for such Global Security) with respect to such Global Security, by the Trustee or the Securities Custodian, to reflect such reduction.

(g)            Obligations with Respect to Transfers and Exchanges of Securities.

(i)             To permit registrations of transfers and exchanges, the Corporation shall execute and the Trustee shall authenticate, Definitive Securities and Global Securities at the Security Registrar’s request.

(ii)             No service charge shall be made for any registration of transfer or exchange of Securities except as provided in Section 3.06 of the Original Indenture, but the Corporation and/or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 3.04, 7.01, 8.05, 10.07 or 10.08 of the Original Indenture or in accordance with Section 3.2 of this First Supplemental Indenture, any Change of Control Offer pursuant to Section 4.1 of this First Supplemental Indenture, and in any such case not involving any transfer.

Appendix-9

Appendix

(iii)          Prior to the due presentation for registration of transfer of any Security, the Corporation, the Trustee, the Paying Agent or the Security Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Corporation, the Trustee, the Paying Agent or the Security Registrar shall be affected by notice to the contrary.

(iv)          All Securities issued upon any transfer or exchange pursuant to the terms of this First Supplemental Indenture shall evidence the same debt and shall be entitled to the same benefits under this First Supplemental Indenture as the Securities surrendered upon such transfer or exchange.

(h)           No Obligation of the Trustee.

(i)            The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Security, a member of, or a participant in the Depositary or any other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Securities or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Securities. All notices and communications to be given to the Holders and all payments to be made to Holders under the Securities shall be given or made only to the registered Holders (which shall be the Depositary or its nominee in the case of a Global Security). The rights of beneficial owners in any Global Security shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(ii)           The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this First Supplemental Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depositary participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this First Supplemental Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Appendix-10

Appendix

2.4           Definitive Securities.

(a)            A Global Security deposited with the Depositary or with the Trustee as Securities Custodian pursuant to Section 2.1 shall be transferred to the beneficial owners thereof in the form of Definitive Securities in an aggregate principal amount equal to the principal amount of such Global Security, in exchange for such Global Security, only if such transfer complies with Section 2.3 and (i) the Depositary notifies the Corporation that it is unwilling or unable to continue as a Depositary for such Global Security or if at any time the Depositary ceases to be a “clearing agency” registered under the Exchange Act, and a successor depositary is not appointed by the Corporation within 90 days of such notice or after the Corporation becomes aware of such cessation, or (ii) an Event of Default entitling the Holders to accelerate the maturity thereof has occurred and is continuing or (iii) the Corporation, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of certificated Securities under this First Supplemental Indenture.

(b)           Any Global Security that is transferable to the beneficial owners thereof pursuant to this Section 2.4 shall be surrendered by the Depositary to the Trustee, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Security, an equal aggregate principal amount of Definitive Securities of authorized denominations. Any portion of a Global Security transferred pursuant to this Section shall be executed, authenticated and delivered only in denominations of $2,000 or integral multiples of $1,000 in excess thereof and registered in such names as the Depositary shall direct. Any certificated Security in the form of a Definitive Security delivered in exchange for an interest in the Global Security shall, except as otherwise provided by Section 2.3(e), bear the Restricted Securities Legend.

(c)           Subject to the provisions of Section 2.4(b), the registered Holder of a Global Security may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this First Supplemental Indenture or the Securities.

(d)           In the event of the occurrence of any of the events specified in Section 2.4(a)(i), (ii) or (iii), the Corporation shall promptly make available to the Trustee a reasonable supply of Definitive Securities in fully registered form without interest coupons.

Appendix-11

Exhibit A

[FORM OF SECURITY]

[Global Securities Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DEPOSITARY”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DEPOSITARY (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DEPOSITARY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DEPOSITARY, TO NOMINEES OF DEPOSITARY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[For Temporary Regulation S Global Security Only]

BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT. THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

UNTIL 40 DAYS AFTER THE LATER OF COMMENCEMENT OR COMPLETION OF THE OFFERING, AN OFFER OR SALE OF SECURITIES WITHIN THE UNITED STATES BY A DEALER (AS DEFINED IN THE SECURITIES ACT) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IF SUCH OFFER OR SALE IS MADE OTHERWISE THAN IN ACCORDANCE WITH RULE 144A THEREUNDER.

Exhibit A

[Restricted Securities Legend]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A PROMULGATED UNDER THE SECURITIES ACT), (B) IT IS A NON-U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION WITHIN THE MEANING OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH THE LAWS APPLICABLE TO IT IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE, OR (C) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S] ONLY (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A PROMULGATED UNDER THE SECURITIES ACT) THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHICH NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S AND IN ACCORDANCE WITH THE LAWS APPLICABLE TO IT IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE, (D) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF REGULATION D THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (E) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S, OR REGISTRAR’S, AS APPLICABLE, RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C), (D) OR (F) TO REQUIRE THE DELIVERY OF A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE OR REGISTRAR. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144.

Exhibit A

CANADIAN RESALES LEGEND

UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.

[For Definitive Security Only]

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE SECURITY REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Exhibit A

Gildan Activewear Inc.

[4.700% Senior Notes due 2030][5.400% Senior Notes due 2035]

No.________	$_________

CUSIP NO. [375916 AF0][C39296 AA3]
[375916 AG8][C39296 AB1]

ISIN NO. [US375916AF02][USC39296AA34]
[US375916AG84][USC39296AB17]

Gildan Activewear Inc., a corporation incorporated under the Canada Business Corporations Act (herein called the “Corporation,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum listed on the Schedule of Increases or Decreases in Global Security attached hereto on [October 7, 2030][October 7, 2035], and to pay interest thereon from October 7, 2025, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semiannually in arrears on April 7 and October 7 in each year, commencing April 7, 2026, at the rate of [4.700][5.400]% per annum, until the principal hereof is paid or duly provided for; and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable and punctually paid or duly provided for on any Interest Payment Date shall, as provided in the Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be March 23 or September 22, as the case may be, next preceding the applicable Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest, and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Exhibit A

IN WITNESS WHEREOF, the Company has caused this Security to be duly executed.

GILDAN ACTIVEWEAR INC.

By:
Name:
Title:

Attest:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities referred to in the within-mentioned Indenture.

Dated: October 7, 2025

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, AS TRUSTEE

By:
Authorized Signatory

Exhibit A

Form of Reverse of Security

This Security is one of a duly authorized issue of securities of the Corporation designated as its [4.700% Senior Notes due 2030][5.400% Senior Notes due 2035] (herein called the “Securities”), limited (except as otherwise provided in the Indenture referred to below) in aggregate principal amount to US$600,000,000, which may be issued under an indenture dated as of October 7, 2025, among the Corporation and U.S. Bank Trust Company, National Association, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture, as defined below), as supplemented by the First Supplemental Indenture, among the Corporation, the Guarantors and the Trustee (as supplemented by the First Supplemental Indenture, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, Guarantors, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing US$500,000,000 aggregate principal amount of the Securities.

The terms of the Securities include those set forth in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. Notwithstanding anything to the contrary herein, the Securities are subject to all such terms, and Holders of Securities are referred to the Indenture for a statement of such terms.

The Corporation will pay to the Holders such Additional Amounts as may be payable under Section 9.07 of the Indenture.

If a Special Mandatory Redemption Event has occurred, then the Corporation will be required to redeem all of the outstanding Securities on the special mandatory redemption date at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Securities to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the date specified in the notice of special mandatory redemption as described in Section 3.1 of the First Supplemental Indenture, which date shall be a business day that is no earlier than three days and no later than 30 days from the date of such notice.

In connection with any tender offer or Change of Control Offer, if Holders of not less than 90% in aggregate principal amount of the then outstanding Securities validly tender and do not validly withdraw such Securities in such offer and the Corporation, or any third party making such offer in lieu of the Company, purchases all of the Securities validly tendered and not validly withdrawn by Holders, the Corporation or such third party will have the right, upon not less than 10 and not more than 60 days’ prior notice, given not more than 30 days following such purchase date, to redeem all the Securities that remain outstanding following such purchase, at a price equal to the price offered to each Holder in such offer (which may be less than par), plus, to the extent not included in the offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the date of such redemption, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date falling prior to or on the applicable date of redemption.

Exhibit A

Prior to [September 7, 2030][July 7, 2035] (the date that is [one][three] months prior to the maturity date of the Securities), the Corporation may redeem the Securities, in whole or in part, at the option of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Section 3.2 of the First Supplemental Indenture), at any time or from time to time, at a redemption price equal to the greater of:

(a)	100% of the principal amount of the Securities to be redeemed; and

(b)	the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the Securities matured on [September 7, 2030][July 7, 2035] (the date that is [one][three] months prior to the maturity date of the Securities), (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points, plus accrued and unpaid interest to, if any, but excluding, the date of redemption; provided that installments of interest on Securities which are due and payable on any date falling on or prior to a date of redemption will be payable to the registered holders of such Securities (or one or more predecessor Securities), registered as such as of the close of business on the relevant Regular Record Dates.

On or after [September 7, 2030][July 7, 2035] (the date that is [one][three] months prior to the maturity date of the Securities), the Corporation may redeem the Securities, in whole or in part, at a redemption price equal to 100% of the principal amount of the Securities to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Holders of Securities to be redeemed will receive notice of redemption delivered at least 10 and not more than 60 days prior to the date fixed for redemption.

“Par Call Date” means [September 7, 2030][July 7, 2035], the date that is [one][three] months prior to the maturity date of the Securities.

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Corporation in accordance with the following two paragraphs.

Exhibit A

The Treasury Rate shall be determined by the Corporation after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date (or in the case of defeasance or satisfaction and discharge, two Business Days prior to the deposit with the Trustee or Paying Agent) based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)-H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities-Treasury constant maturities-Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Corporation shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third Business Day preceding the Redemption Date (or in the case of defeasance or satisfaction and discharge, the second Business Day prior to the deposit with the Trustee or paying agent) H.15 TCM or any successor designation or publication is no longer published, the Corporation shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such Redemption Date (or in the case of defeasance or satisfaction and discharge, the date of the deposit with the Trustee or Paying Agent) of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date, as applicable. If there is no United States Treasury security maturing on the applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding the applicable Par Call Date and one with a maturity date following the applicable Par Call Date, the Corporation shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Corporation shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Exhibit A

The Securities are also subject to redemption in whole but not in part, at the option of the Corporation, at any time, on not less than 10 nor more than 60 days’ prior written notice to each Holder of Securities to be redeemed at such Holder’s address appearing on the Security Register at a Redemption Price equal to 100% of the principal amount, together with accrued and unpaid interest thereon to but excluding the date fixed for redemption, in the event the Corporation determines that there is more than an insubstantial risk that the Corporation has become or would become obligated to pay any Additional Amounts as a result of any amendment to or change in the laws (including any rules or regulations promulgated thereunder) of Canada (or any jurisdiction in which we or a payor is organized or resident for tax purposes) or of any province or territory thereof or by any authority or agency therein having power to tax (such jurisdiction, a “Relevant Jurisdiction”), or any amendment to or change in any official position, interpretation, administration or application of such laws, rules or regulations, which change is announced or becomes effective on or after the Issue Date, or if the Relevant Jurisdiction becomes a Relevant Jurisdiction on a date after the date of the applicable offering memorandum by which such Securities are offered and sold, after such date; provided, however, that no notice of redemption shall be given earlier than 90 days prior to the earliest date on which the relevant entity would be obligated to pay such Additional Amounts, all as provided in Section 10.08 of the Indenture.

The Securities are also subject to redemption pursuant to Article 3 of the First Supplemental Indenture.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant record date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

The Securities do not have the benefit of sinking fund obligations.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default shall occur and be continuing, the principal of all the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

Exhibit A

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the Corporate Trust Office duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or other appropriate person, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of US$2,000 and any integral multiple of $1,000 in excess thereof.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation and/or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue.

Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months.

As provided in the Indenture and subject to certain limitations therein set forth, the obligations of the Company under the Indenture and this Security are guaranteed pursuant to Guarantees as provided in the Indenture. Each Holder, by holding this Security, agrees to all of the terms and provisions of said Guarantees. The Indenture provides that each Guarantor shall be released from its Guarantee upon compliance with certain conditions.

Solely for the purposes only of the disclosure required under the Interest Act (Canada), and without affecting the amount of interest payable to any holder of a Security or the calculation of interest on any Security, whenever interest to be paid on any Security is calculated on the basis of a 360-day year or on the basis of any other period which contains fewer days than the actual number of days in the calendar year of calculation (a “deemed year”), (i) such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation in connection with the Security, and (iii) the rates of interest stipulated herein and in the Securities are intended to be nominal rates and not effective rates or yields.

As provided for in the Indenture, the Corporation may, from time to time, without notice or consent of the Holders, create and issue additional Securities.

Exhibit A

If at any time, (i) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, or (ii) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities in definitive registered form shall be registered in such names and issued in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

Exhibit A

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Print or type assignee’s name, address and zip code) __________________________

(Insert assignee’s soc. sec. or tax I.D. No.) ___________________________________

and irrevocably appoint __________________ agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

____________________________________________________________

Date: ________________ Your Signature: _____________________

____________________________________________________________

Sign exactly as your name appears on the other side of this Security.

In connection with any transfer of any of the Securities evidenced by this certificate occurring prior to the expiration of the holding period referred to in Rule 144 under the Securities Act, the undersigned confirms that such Securities are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐	to the Company; or

(2)	☐	to the Security Registrar for registration in the name of the Holder, without transfer;

(3)	☐	to a person reasonably believed to be a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

(4)	☐	to a non-U.S. person outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 903 or 904 under the Securities Act; or

(5)	☐	pursuant to the exemption from registration provided by Rule 144 under the Securities Act; or

(6)	☐	pursuant to another available exemption from registration under the Securities Act; or

Exhibit A

(7)	☐	pursuant to an effective registration statement under the Securities Act.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (4), (5) or (6) is checked, the Trustee may require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Your Signature

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee	Signature of Signature Guarantee

•	TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
NOTICE: To be executed by an executive officer

Exhibit A

[TO BE ATTACHED TO GLOBAL SECURITY]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The initial principal amount of this Global Security is $_______. The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian

Exhibit A

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased in its entirety by the Company pursuant to Section 4.1 of the First Supplemental Indenture, check the below box:

Section 4.1               ☐

If you want to elect to have only a part of the principal amount of this Security purchased by the Company pursuant to Section 4.1 of the First Supplemental Indenture, state the portion of such amount: $_____________

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

(Signature must be guaranteed by a financial institution that is a member of the Securities Transfer Agent Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”), the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”) or such other signature guarantee program as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, SEMP or MSP, all in accordance with the Securities Exchange Act of 1934, as amended.)